December 14, 2005


VIA EDGAR
Mr. Joseph Roesler
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re: AXIS Capital Holdings Limited Form 10-K for year ended December 31, 2004 filed on March 1, 2005
                       ------------------------------------------------------

         Set forth below is the revised response by AXIS Capital Holdings Limited (the "Company") to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated October 27, 2005 relating specifically to the Company's proposed 2005 critical accounting policy with respect to reserves for losses and loss expenses.

Revised Disclosure

Reserve for losses and loss expenses. For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the reserve for losses and loss expenses, which we also refer to as loss reserves. Our loss reserves are established based upon our estimate of the total cost of claims that were reported to us but not yet paid or, case reserves, the costs of additional case reserves on claims reported to us but not considered to be adequately reserved, or ACR, and the anticipated cost of claims incurred but not reported, or IBNR.

         For reported losses, we establish case reserves within the parameters of the coverage provided in our insurance or reinsurance contracts. With respect to our insurance operations, we are notified of insured losses by brokers and insureds and record a case reserve for the estimated amount of the ultimate expected liability arising from the claim. The estimate reflects the judgment of our claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

         Our reinsurance business is predominantly short to medium tail in nature, which typically allows us to determine the ultimate loss experience within a relatively short period after a contract has expired. However, the reserving process for our reinsurance operations is more complicated than for our insurance operations. For reported losses, we generally establish case reserves based on reports received primarily from brokers and also from ceding companies. With respect to contracts written on an excess of loss basis, we typically are notified of insured losses on specific contracts and record a case reserve for the estimated amount of the ultimate expected liability arising from the claim. With respect to contracts written on a pro rata basis, we typically receive aggregated claims information and record a case reserve based on this information.

         Following the occurrence of a reinsured loss, an insured notifies its insurance company who then reports the information to its reinsurer, generally via a broker. The period of time that elapses between the notification to the insurance company and the reinsurance company varies depending upon a number of factors such as: the type of business; whether the reinsurance is written on an excess of loss or pro rata basis; the size of the loss; and whether the loss information is provided by brokers or cedants. Typically, the delay can vary from a few weeks to a several months. In addition, as reinsurers, we do not separately evaluate each of the underlying risks assumed and, therefore, we rely upon our cedants' underwriting, risk management and claims administration practices. These factors necessarily create a higher degree of uncertainty in establishing our estimate of loss reserves for our reinsurance operations than for our insurance operations.

         In order to reflect this increased level of uncertainty in establishing our loss reserves, some of our underwriting, claims and reserving practices have been modified for our reinsurance business. In deciding whether to provide treaty reinsurance, we carefully review and analyze the cedant's underwriting and risk management practices to ensure appropriate underwriting, data capture and reporting procedures. We also utilize an outsourced claims audit program that allows us to review a cedant's claims administration to ensure that its claim reserves are consistent with reinsured exposures, are adequately established and are properly reported in a timely manner, and to verify that claims are being handled appropriately. For those losses where we receive contract-specific loss notifications, our claims department evaluates each notification and may record ACRs if claims are not considered to be adequately reserved. Where claims information is received in an aggregated form, our reinsurance contracts typically require that pre-defined large losses must be separately notified so that these losses can be adequately evaluated. As our independent actuaries reserve on a line of business basis, their actuarial methodology allows for reporting time lags when establishing ultimate loss and loss expenses for reinsurance business. In addition, because we have limited loss experience and insufficient claims development data to calculate credible trends, our independent actuaries use industry data when establishing ultimate loss and loss expenses for our reinsurance business.

         Loss reserving for catastrophe events in our insurance and reinsurance businesses is an inherently uncertain process. When a catastrophe occurs, we review our exposures to determine which exposures will be impacted by the event. We contact brokers and clients to determine their estimate of involvement and the extent to which their programs are affected. We may also use computer modeling to estimate loss exposures under the actual event scenario. We currently use Risklink version 4.5 licensed by RMS, Classic/2 and CATRADER licensed by AIR and WORLDCAT Enterprise licensed by Eqecat. As part of the underwriting process, we obtain exposure data from our clients, so that when an event occurs we can run our models to produce an estimate of the losses incurred by clients on programs that we insure or reinsure. Typically, we derive our estimate for the losses from a catastrophic event by blending all of the sources of loss information available to us. This estimate is derived by the claims team and is known as "case IBNR". For catastrophic events, there generally is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss expenses. Reserves are reviewed quarterly and as experience develops and additional information is known, the reserves are adjusted as necessary. Adjustments are reflected in the period in which they become known.

         The estimate of our ultimate loss and loss expenses is determined every quarter by Ernst & Young, who acts as our independent reserving actuary, and is based on generally accepted actuarial principles. The independent actuaries utilize various actuarial methodologies to arrive at a single point estimate for baseline ultimate loss and loss expenses. The selection of an actuarial methodology and the associated loss ratio is applied at a line of business level to determine the ultimate loss and loss expenses by line of business. The actuarial method is dependent upon characteristics specific to each line of business, including the extent of company-specific loss experience, the maturity of the line of business and the type of coverage. The actuarial methods utilized include the Bornhuetter-Ferguson method, the initial expected loss ratio method and the chain ladder ("loss emergence") method. The Bornhuetter-Ferguson method takes as a starting point an assumed ultimate loss and loss expense ratio developed by the actuaries and blends in the loss and loss expense ratio implied by the experience to date. The chain ladder method uses the historical development profile of incurred claims experience to project the more recent, less developed profile of claims experience and to generate ultimate loss and loss expenses. The initial expected loss ratio method estimates ultimate loss and loss expenses based on pricing information. Due to our limited loss experience, for most lines of business the independent actuaries utilize the Bornhuetter-Ferguson method to derive a single point estimate of baseline ultimate loss and loss expenses.

         For our insurance segment, the assumed ultimate loss and loss expense ratios developed by the independent actuaries are based on benchmarks derived from the independent actuaries' wider market experience together with our limited historical data. These benchmarks are then adjusted for rating increases and changes in terms and conditions that have been observed in the market and by us. For our reinsurance segment, the assumed ultimate loss and loss expense ratios are based on contract-by-contract initial expected loss ratios derived during pricing together with benchmarks derived from the independent actuaries' wider market experience. Under U.S. GAAP, we are not permitted to establish loss reserves until an event that gives rise to a loss occurs. Consequently, on some contracts that respond to highly visible, major loss events, we do not establish general IBNR, and only hold case IBNR where a potential exposure has been identified.

         Our independent actuaries apply loss and loss expense ratios to our earned premium to generate estimated baseline ultimate costs of the losses. From the estimated baseline ultimate costs of losses, we deduct paid losses and reported case reserves to generate our baseline IBNR. The estimated baseline ultimate costs of losses will almost certainly differ from our actual losses and loss expenses. The uncertainty surrounding our actual losses and loss expenses is greater for a company like ours that has a limited operating history and claims loss development patterns. In addition, our limited operating history and claims loss development patterns have necessitated the use of benchmarks in deriving our IBNR. These benchmarks could differ materially from our actual experience despite management's and the independent actuaries' care in selecting them.

         To reduce some of the uncertainty, our independent actuaries perform, in conjunction with management, an analysis of additional factors to be considered when establishing our IBNR. These uncertainties are intended to compensate for our limited operating history and claims loss development patterns, which require the use of industry information that may not be indicative of our actual loss experience. As at December 31, 2005 we recorded additional IBNR for uncertainties relating to [the timing of the emergence of claims.] We anticipate that these uncertainties may vary over time. A combination of the baseline estimate of IBNR and the reserves for the additional uncertainties produces a single point estimate that constitutes management's and the actuaries' best estimate of IBNR.

         The following table provides a breakdown of reserves for losses and loss expenses by segment by type of exposure as of December 31, 2005, 2004 and 2003.

                                                                       As of            As of          As of
                                                                    December 31,    December 31,    December 31,
                                                                        2005            2004            2003
                                                                   --------------  --------------  --------------
Marine, aviation and aerospace...................................                   $      280.5    $      148.5
Onshore and offshore energy and property.........................                          421.6           251.5
Other specialty risks............................................                          179.8           $81.7
                                                                   --------------  --------------  --------------
Total--Global Insurance..........................................                   $      881.9    $      481.7
                                                                   ==============  ==============  ==============

Catastrophe (property and non-property)..........................                   $      394.3    $      165.6
Credit and bond..................................................                           18.5              --
Liability........................................................                           31.0              --
Other............................................................                           74.2            61.7
                                                                   --------------  --------------  --------------
Total--Global Reinsurance........................................                   $      518.0    $      227.3
                                                                   ==============  ==============  ==============

Professional lines and liability.................................                   $      460.5    $      174.4
Property.........................................................                          300.1           $49.4
                                                                   --------------  --------------  --------------
Total--U.S. Insurance............................................                   $      760.6    $      223.8
                                                                   ==============  ==============  ==============

Professional lines and liability.................................                   $      203.2    $       48.7
Property, marine and aviation....................................                           40.9            11.3
                                                                   --------------  --------------  --------------
Total--U.S. Reinsurance..........................................                   $      244.1    $       60.0
                                                                   ==============  ==============  ==============
Total reserves for losses and loss expenses......................                   $    2,404.6    $      992.8
                                                                   ==============  ==============  ==============


         In estimating our ultimate loss and loss expenses, our independent actuaries utilize actuarial methodologies that rely on the use of various assumptions. As of December 31, 2005, the key assumptions used by our actuaries were the establishment of initial expected loss ratios and the establishment of development factors. Both of these assumptions are largely based upon industry loss information, which may not be indicative of our actual loss experience. A
5% change in either of these assumptions would equate to $X million or     %,
of our total loss reserves, which change would represent % of net income and
    % of shareholders' equity. As of December 31, 2004, a 5% change in these assumptions would equate to a $X million change in loss reserves, which change would represent X% of net income and X% of shareholders' equity.

         The methodology of estimating loss reserves is reviewed each quarter to evaluate whether the assumptions made continue to be appropriate. Any adjustments that result from this review are recorded in the quarter in which they are identified.

         Our reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and do not represent any admission of liability with respect to any claims made against us. No assurance can be given that actual claims made and related payments will not be in excess of the amounts reserved. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates.

         If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 297-9540.


                                            Very truly yours,

                                            /s/ Clare E. Moran